Buenos Aires, June 19th, 2020

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that Pampa´s Board of Directors at its meeting held today approved, subject to the corresponding assembly and regulatory resolutions, a corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Pampa Cogeneración S.A. and PHA S.A.U., both companies 100% controlled directly or indirectly by Pampa, as absorbed companies, all in accordance with stipulated in Section 82 and consistent with the Corporate Business Law, Section 80 and following ones from the Income Tax Law. The aforementioned merger will be effective as of April 1st, 2020.

Sincerely,

Victoria Hitce

Head of Market Relations